Exhibit 99.14

February 22, 2008

The Board of Directors of Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

The Board of Directors of Northern New England Spinco Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Dear Members of the Board of Directors:

We understand that Verizon Communications Inc. (“Verizon”) is considering a series of transactions pursuant to which (i) Verizon will contribute the assets and liabilities of its local exchange business in Maine, New Hampshire and Vermont to Northern New England Spinco Inc., a newly-formed subsidiary of Verizon (“Spinco”), (ii) Spinco will, in exchange for such contribution, distribute to Verizon cash and Spinco debt securities in the approximate amount of $1.7 billion (the “Distribution”), (iii) Verizon will make a pro-rata distribution to its common stock (through a third-party distribution agent) of the common shares of Spinco (the “Spin-Off”), and (iv) Spinco will merger (the “Merger”) with and into FairPoint Communications, Inc. (“Fairpoint,” and, as the surviving corporation in the Merger, the “Company”), all as more fully described in Amendment No. 1 to Form 10, filed with the Securities and Exchange Commission (the “SEC”) by Spinco on December 21, 2007. The Distribution, the Spin-Off and the Merger are sometimes hereinafter referred to, individually, as a “Transaction” and, collectively, as the “Transactions.”

You have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) as to the matters set forth below. In rendering this Opinion, we have valued Spinco and the Company and their respective assets, as the case may be, on a going-concern basis (including goodwill) and on a pro forma basis, immediately after and giving effect to the Transactions.  For purposes of this Opinion, “fair value” is defined as the amount at which Spinco or the Company, as the case may be, or their respective assets (including goodwill), would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and “present fair saleable value” is defined as the amount that may be realized if the assets (including goodwill) of Spinco or the Company, as the case may be, are sold in their entirety with reasonable promptness in an arm’s length transaction under present market conditions for the sale of comparable business enterprises, as such conditions can be reasonably evaluated by Houlihan Lokey.  For purposes of rendering this Opinion, we have used the same valuation methodologies in determining (a) fair value and present fair saleable value, and (b) the value of each of Spinco and the Company and their respective assets. The term “identified contingent liabilities” means the stated amount of contingent liabilities identified to by responsible officers of Fairpoint, upon whom we have relied without independent verification; no other contingent liabilities have been considered.  Being “able to pay its debts as they become absolute and mature” means that, assuming the Transaction has been consummated as proposed, based upon our review of the materials made available

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to us, including the financial projections for each of Spinco and the Company for the period 2008 through 2012, each of Spinco and the Company, as the case may be, should have sufficient cash flow for such period from operations and financings transactions to be able to meet its obligations, including identified contingent liabilities and scheduled payments on the loans outstanding immediately after the relevant Transaction, as such payments are scheduled at the close of such Transaction. It is Houlihan Lokey’s understanding, upon which it is relying, that the Boards of Directors of Verizon and Spinco, and any other recipient of this Opinion, will consult with and rely solely upon their own legal counsel with respect to said definitions. No representation is made herein, or directly or indirectly by this Opinion, as to any legal matter or as to the sufficiency of said definitions or any other consideration set forth herein for any purpose other than setting forth the scope of Houlihan Lokey’s Opinion hereunder.

Notwithstanding the use of the defined terms “fair value” and “present fair saleable value,” we have not been engaged to identify prospective purchasers or to ascertain the actual prices at which and terms on which Spinco or the Company, or their respective assets, as the case may be, can currently be sold, and we know of no such efforts by others. We express no opinion as to whether Spinco or the Company or their respective assets, as the case may be, could actually be sold for the amount we believe to be its fair value and present fair saleable value.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.               reviewed the following agreements and documents:

a.               Agreement and Plan of Merger by and among Verizon, Spinco and the Fairpoint Communications, Inc. (“Fairpoint”), dated January 15, 2007, as amended;

b.              Distribution Agreement by and between Verizon and Spinco, dated as of January 15, 2007, as amended;

c.               Form 10 of Spinco, as filed with the SEC on October 4, 2007, as amended;

d.              S-4 filed by Fairpoint with the SEC on April 2, 2007, as amended;

e.               Transition Services Agreement by and among various Verizon subsidiaries and Fairpoint, dated January 15, 2007;

f.                 Commitment letter to Fairpoint, dated January 15, 2007, from Lehman Commercial Paper Inc., Lehman Brothers Inc., Bank of America, N.A., Banc of America Securities LLC, and Morgan Stanley Senior Funding, Inc. (the “Agents”);

g.              Credit Agreement (in substantially final form) among Fairpoint, Spinco and the Agents;

h.              Indenture (in substantially final form) with respect to the Spinco debt securities; and

i.                  Final orders of the Public Utility Commissions of Maine, Vermont and New Hampshire.

2.               reviewed certain publicly available business and financial information relating to Spinco and the Company that we deemed to be relevant;

3.               reviewed certain information relating to the current and future operations, financial condition and prospects of each of Spinco and the Company made available to us by Verizon and Fairpoint, including financial projections (including the pro forma opening balance sheet) (and adjustments thereto) prepared by management of the Company relating to Spinco and the Company;

4.               spoken with certain members of the management of Verizon and Fairpoint regarding the respective businesses, operations, financial condition and prospects of each of Spinco and the Company, the Transaction and related matters;

5.               compared the financial and operating performance of each of Spinco and the Company with that of public companies that we deemed to be relevant;

6.               considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.               reviewed the current and historical market prices for Fairpoint’s publicly traded securities, and the historical market prices and certain financial data of the publicly traded securities of certain other companies that we deemed to be relevant;  and

8.               conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.  In addition, management of Fairpoint has advised us, and we have assumed, that the financial forecasts and projections (including the pro forma opening balance sheet) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Spinco and the Company, as the case may be. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Spinco or the Company, as the case may be, since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that all conditions to the consummation of the Transactions will be satisfied without waiver thereof, and that the Transactions will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto. We have also relied upon and assumed, without independent verification, that all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transactions have been or will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of either Spinco or the Company, or otherwise have an adverse effect on either Spinco or the Company, or any expected benefits of the Transactions. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from the drafts of said documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal of any of the specific assets, properties or liabilities (contingent or otherwise) of either Spinco or the Company, nor were we provided with any such appraisal.  We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transactions, the assets, businesses or operations of the Company, or any alternatives to the Transactions, (b) negotiate the terms of the Transactions or the financing for the Transactions, or (c) advise the Board of Directors of either Verizon or Spinco or any other party with respect to alternatives to the Transactions. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

This Opinion is furnished solely for the use and benefit of the Boards of Directors of Verizon and Spinco in connection with its consideration of the Transactions and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without our express consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder as to how such security holder should  act with respect to any matter relating to the Transactions. Except as otherwise provided in the engagement letter between Verizon and Houlihan Lokey dated October 18, 2007, this Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of Verizon, Fairpoint or any other party that may be involved in the Transactions. Verizon has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities arising out of our engagement. Houlihan Lokey has in the past provided financial advisory services to each of Verizon and Fairpoint, for which has received compensation.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address: (i) the underlying business decision of either Verizon or Spinco, their respective security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transactions or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transactions to either Verizon or Spinco, the holders of any class of securities, creditors or other constituencies of either Verizon or Spinco, or to any other party, (iv) the relative merits of the Transactions as compared to any alternative business strategies that might exist for either Verizon or Spinco or any other party or the effect of any other transaction in which either Verizon or Spinco or any other party might engage, (v) the tax or legal consequences of the Transactions to either Verizon or Spinco, its security holders, or any other party, or (vi) whether or not Verizon or Spinco, as the case may be, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transactions. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on advice of the outside counsel and the independent accountants to Verizon and Spinco, on the assumptions of the management of the Company, as to all legal, regulatory, accounting, insurance and tax matters with respect to Spinco, the Company, and the Transactions.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of the date hereof that, (i) assuming the Spin-Off has been consummated as proposed, immediately after and giving effect to the Transactions and on a pro forma basis: (a) the fair value and present fair saleable value of Spinco’s assets would exceed Spinco’s stated liabilities and identified contingent liabilities; (b) Spinco should be able to pay its debts as they become absolute and mature; (c) the capital remaining in Spinco should not be unreasonably small for the business in which Spinco is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Spin-Off; and (d) the fair value and present fair saleable value of Spinco’s assets would exceed Spinco’s stated liabilities, identified contingent liabilities and total par value of Spinco’s issued and outstanding capital stock; and (ii) assuming the Merger has been consummated as proposed, immediately after and giving effect to the Merger and on a pro forma basis, (x) the fair value and present fair saleable value of the Company’s assets would exceed its stated liabilities and identified contingent liabilities, (y) the Company should be able to pay its debts as they become absolute and mature, and (z) the capital remaining in the Company should not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Merger.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.